UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): August 2, 2021

VPC IMPACT ACQUISITION HOLDINGS II

(Exact name of registrant as specified in its charter)

Cayman Islands	001-40160	98-1576492
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

Victory Park Capital Advisors, LLC 150 North Riverside Plaza, Suite 5200 Chicago, IL	60606
(Address of principal executive offices)	(Zip Code)

(312) 701-1777

(Registrant’s telephone number, including area code)

Not applicable

(Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one Class A ordinary share and one-fourth of one redeemable warrant	VPCBU	The Nasdaq Stock Market LLC
Class A ordinary shares, par value $0.0001 per share	VPCB	The Nasdaq Stock Market LLC
Warrants, each whole warrant exercisable for one Class A ordinary share at an exercise price of $11.50 per share	VPCBW	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01 Entry Into A Material Definitive Agreement.

Business Combination Agreement

On August 2, 2021, VPC Impact Acquisition Holdings II, an exempted company incorporated in the Cayman Islands with limited liability (“VIH”), entered into a Business Combination Agreement (the “Business Combination Agreement”), by and among VIH, AG1 Holdings, Ltd., an exempted company incorporated in the Cayman Islands with limited liability (“Holdco”), AG2 Holdings, Ltd., an exempted company incorporated in the Cayman Islands with limited liability (“Merger Sub”), FinAccel Pte. Ltd., a Singapore private company limited by shares (the “Target Company”), each shareholder of the Target Company as set forth on Schedule 1 of the Business Combination Agreement (the “Target Company Shareholders”), and Akshay Garg in his capacity as “Shareholders Representative”, pursuant to which, among other things: (i) on the business day prior to the consummation of the acquisition by Holdco of the Target Company contemplated in the Business Combination Agreement (such consummation, the “Closing”), Merger Sub will merge with and into VIH, with Merger Sub continuing as the “Surviving VIH Company” (the “VIH Merger”, with the effective time of such merger, the “VIH Merger Effective Time”), as a result of which, (a) the Surviving VIH Company will become a wholly-owned subsidiary of Holdco and (b) immediately after the VIH Share Recapitalization, each Class A ordinary share of VIH, par value $0.0001 per share (the “VIH Class A Ordinary Shares”) issued and outstanding and Class B ordinary shares of VIH, par value $0.0001 per share (“VIH Class B Ordinary Shares”, and together with the VIH Class A Ordinary Shares, the “VIH Ordinary Shares”) immediately prior to the VIH Merger Effective Time shall no longer be outstanding as of the VIH Merger Effective Time and shall automatically be cancelled and cease to exist in exchange for one Class A ordinary share of Holdco (“Holdco Class A Ordinary Share”) (in the form of one American Depository Share representing a Holdco Class A Ordinary Share, each a “Holdco Class A ADS”) and each outstanding warrant to purchase VIH Ordinary Shares will become exercisable for Holdco Class A Ordinary Shares (in the form of Holdco Class A ADSs) on identical terms, and (ii) at the Closing, among other things, (x) Holdco will acquire all of the issued and outstanding ordinary shares of the Target Company (the “Target Company Ordinary Shares”) and the issued and outstanding preference Shares of the Target Company (the “Target Company Preference Shares”) from the Target Company Shareholders in exchange for the Holdco Class A Ordinary Shares (in the form of Holdco Class A ADSs) or Class V Ordinary Shares of Holdco (“Holdco Class V Ordinary Share”, and together with the Holdco Class A Ordinary Shares, the “Holdco Ordinary Shares”) (in the form of American Depository Share representing a Holdco Class V Ordinary Share, each a “Holdco Class V ADS”, and together with the Holdco Class A ADSs, the “Holdco ADSs”), as the case may be, (b) each option to acquire Target Company Ordinary Shares granted under the FinAccel Employee Share Options Scheme (the “Target Company Options”) and each Assumed Warrant (as defined below) will be converted into the right to receive an option or a warrant to purchase Holdco Class A Ordinary Shares (in the form of Holdco Class A ADSs), respectively, and (c) each Target Company Convertible Note (as defined below) that is then outstanding and not converted into Target Company Ordinary Shares, shall be cancelled and extinguished and in exchange therefor, converted into the right to receive Holdco Class A Ordinary Shares (in the form of Holdco Class A ADSs), in each case, in accordance with the terms and conditions set forth in the Business Combination Agreement. The transactions contemplated by the Business Combination Agreement (the “Transactions”), including the VIH Merger, will constitute a “Business Combination” as contemplated by VIH’s existing amended and restated memorandum and articles of association (the “Current VIH Articles”).

The Business Combination Agreement and the Transactions were unanimously approved by the board of directors of VIH (the “Board”) on July 29, 2021.

The Business Combination

VIH Merger

At the VIH Merger Effective Time, Merger Sub and VIH shall consummate the VIH Merger, pursuant to which VIH shall be merged with and into Merger Sub, following which the separate corporate existence of VIH shall cease and Merger Sub shall continue as the surviving company (the “Surviving VIH Company”).

At the VIH Merger Effective Time, every issued and outstanding unit of VIH (consisting of one VIH Class A Ordinary Share and one-fourth of a VIH Public Warrant, as defined below, the “VIH Units”), to the extent not detached, shall be automatically detached and the holder thereof shall be deemed to hold one VIH Class A Ordinary Share and one-fourth of a warrant of VIH.

At the VIH Merger Effective Time, every issued VIH Class B Ordinary Share will convert into one VIH Class A Ordinary Share on a one-for-one basis (the “VIH Share Recapitalization”) and, immediately thereafter every issued VIH Class A Ordinary Share (other than those owned by VIH as treasury shares, which shall be canceled and extinguished without any conversion thereof or payment therefor) shall automatically be cancelled and cease to exist in exchange for one Holdco Class A Ordinary Share (in the form of one Holdco Class A ADS).

At the VIH Merger Effective Time, in accordance with the terms of the Warrant Agreement dated March 4, 2021 by and between VIH and Continental Stock Transfer & Trust Company, as warrant agent (the “Warrant Agreement”), each issued and outstanding whole warrant of VIH (consisting of either one public warrant entitling the holder to purchase one VIH Class A Ordinary Share per warrant at a price of $11.50 per VIH Class A Ordinary Share (a “VIH Public Warrant”), or a private placement warrant entitling the holder to purchase one VIH Class A Ordinary Share per warrant at a price of $11.50 per VIH Class A Ordinary Share (a “VIH Private Warrant”), collectively the “VIH Warrants”) will become exercisable for the right to receive one Holdco Class A Ordinary Share (in the form of Holdco Class A ADS(s)) at the same exercise price per share and on the same terms in effect immediately prior to the VIH Merger Effective Time, and the rights and obligations of VIH under the Warrant Agreement will be assigned and assumed by Holdco.

At the VIH Merger Effective Time, by virtue of the VIH Merger and without any action on the part of any party hereto or the holders of any shares of VIH, Holdco or Merger Sub, all of the ordinary shares of Merger Sub in issue immediately prior to the VIH Merger Effective Time, each of US$0.00001 par value in the share capital of Merger Sub, shall be converted into an equal number of ordinary shares of the Surviving VIH Company, each of US$0.00001 par value in the share capital of the Surviving VIH Company, with the same rights, powers and privileges as the shares so converted and shall constitute the only issued share capital of the Surviving VIH Company.

Target Company Shareholder Consideration

Pursuant to the Business Combination Agreement, the Target Company Shareholders, will receive aggregate merger consideration with an implied value of $2,000,000,000 (the “Equity Value”), consisting of a number of shares of Holdco Class A Ordinary Shares or Holdco Class V Ordinary Shares (in the form of Holdco Class A ADSs or Holdco Class V ADSs, respectively), equal to the Equity Value divided by $10.00 (the “Aggregate Share Consideration”).

Pursuant to the Business Combination Agreement, at the VIH Merger Effective Time, (a) Target Company Ordinary Shares held by the Target Company Shareholders will be cancelled and automatically converted into the right to receive, in the case of the Shareholders other than Akshay Garg and Umang Rustagi, a number of newly issued Holdco Class A Ordinary Shares (in the form of Holdco Class A ADSs) or, in the case of Akshay Garg and Umang Rustagi (the “Founders”), Holdco Class V Ordinary Shares (in the form of Holdco Class V ADSs), each with a par value of $0.00001, equal to an exchange ratio (the “Exchange Ratio”) determined by dividing the Aggregate Share Consideration by the sum of (without duplication): (a) the total number of outstanding Target Company Ordinary Shares, (b) the total number of Target Company Ordinary Shares convertible from all of the outstanding Target Company Preference Shares, (c) the total number of Target Company Ordinary Shares subject to issuance pursuant to a Target Company Option, or portion thereof, to the extent such Target Company Option (or applicable portion thereof) is vested and outstanding as of immediately prior to the Closing or would vest upon or immediately following the Closing (the “Vested Target Company Options”), (d) the maximum number of Target Company Ordinary Shares subject to issuance pursuant to the (i) the Warrant by and between the Target Company and Partners for Growth V, L.P., dated August 12, 2019 and (ii) the Warrant by and between the Target Company and Partners for Growth V, L.P., dated May 12, 2021 (collectively, the “PFG Warrants”), (e) the maximum number of Target Company Ordinary Shares subject to issuance pursuant to the Warrant to Purchase Ordinary Shares of FinAccel Pte. Ltd. by and between the Target Company and Victory Park Capital Advisors, LLC, dated July 10, 2020 (the “VPC Warrant”), and (f) the maximum number of Target Company Ordinary Shares or Target Company Ordinary Shares issuable upon conversion of Target Company Preference Shares, in each case subject to issuance pursuant to outstanding Target Company Convertible Notes, in each case of the foregoing items (a) through (f), as of immediately prior to the Closing.

As of the Closing, each Target Company Option that is then outstanding shall be converted into the right to receive an option relating to Holdco Class A Ordinary Shares (in the form of Holdco Class A ADSs) on the same terms and conditions as are in effect with respect to such Target Company Option immediately prior to the Closing (including with respect to vesting, release, and forfeiture or termination provisions) (each, a “Holdco Option”) except that (i) such Holdco Option shall relate to such number of Holdco Class A Ordinary Shares (in the form of Holdco Class A ADSs, rounded down to the nearest whole Holdco Class A Ordinary Share) as is equal to the product of (A) the number of Target Company Ordinary Shares subject to such Target Company Option multiplied by (B) the Exchange Ratio, and (ii) the exercise price per share for each such Holdco Option shall be equal to the quotient of (A) the exercise price per share of such Target Company Option in effect immediately prior to the Closing divided by (B) the Exchange Ratio (the exercise price per share, as so determined, being rounded up to the nearest full cent).

Each of the PFG Warrants and VPC Warrant (collectively, the “Target Company Warrants”), to the extent that it remains outstanding and unexercised immediately prior to the VIH Merger Effective Time (each, an “Assumed Warrant”), shall be converted into a warrant to purchase Holdco Class A Ordinary Shares (in the form of Holdco Class A ADSs) on the same terms and conditions as are in effect immediately prior to the VIH Merger Effective Time (the “Successor Warrant”), except that (a) each Assumed Warrant shall entitle the holder thereof to purchase such number of Holdco Class A Ordinary Shares (in the form of Holdco Class A ADSs) as is equal to the product of (i) the number of Target Company Ordinary Shares subject to such Assumed Warrant immediately prior to the VIH Merger Effective Time multiplied by (ii) the Exchange Ratio and (b) each Assumed Warrant shall have an exercise price per share (which shall be rounded up to the nearest whole cent) equal to the quotient of (i) the exercise price per share of such Assumed Warrant immediately prior to the VIH Merger Effective Time divided by (ii) the Exchange Ratio.

As of the Closing, each note issued by the Target Company that is convertible into Target Company Ordinary Shares or Target Company Preference Shares (the “Target Company Convertible Notes”) that is then outstanding and not converted into Target Company Ordinary Shares, shall be cancelled and extinguished and in exchange therefor, converted into the right to receive with respect to such Target Company Convertible Note, Holdco Class A Ordinary Shares (in the form of Holdco Class A ADSs, rounded down to the nearest whole Holdco Class A Ordinary Shares) equal to the product of (i) the number of Target Company Ordinary Shares that such Target Company Convertible Notes were convertible into immediately prior to the Closing based on the principal amount and any accrued and unpaid interest outstanding on such Target Company Convertible Note multiplied by (ii) the Exchange Ratio.

High Vote Shares

Pursuant to the Business Combination Agreement, immediately prior to the Closing, the Current Holdco Articles will be further amended and restated (the “A&R Holdco Articles”) to, among other things, (a) establish a dual-class Holdco Ordinary Shares structure consisting of Holdco Class A Ordinary Shares and Holdco Class V Ordinary Shares, and (b) provide that each Holdco Class A Ordinary Share will be entitled to one (1) vote per share and each Holdco Class V Ordinary Share will be entitled to ten (10) votes per share (the “High Vote”). In connection with the Transactions, the VIH Ordinary Shares received as consideration by the Founders will be Holdco Class V Ordinary Shares, and will entitle the Founders to the High Vote until such time as such Holdco Class V Ordinary Shares are exchanged pursuant to the terms of the A&R Holdco Articles for an equal number of Holdco Class A

Ordinary Shares (i) at the option of the holder, (ii) upon a transfer to an unaffiliated third party, (iii) upon the conversion of any Class V Ordinary Share by Holdco in any manner available under applicable law, including redeeming or repurchasing the relevant Class V Shares and applying the proceeds thereof towards payment for the new Holdco Class A Ordinary Shares, (iv) upon a Founder’s death or incapacity or (v) the date that the number of shares of Holdco, including any shares of Holdco underlying any securities (including restricted stock units, options, or other convertible instruments) convertible into or exchangeable or exercisable into shares of Holdco, held by a Founder and certain permitted transferees is less than 50% of the number of shares of Class V Ordinary Shares held by such Founder and such permitted transferees at the Closing (whichever is earlier with respect to such Holdco Class V Ordinary Shares). The Holdco Class V Ordinary Shares will provide the Founders with approximately 70.5% of the voting power of the Holdco Ordinary Shares outstanding immediately following the Closing, assuming no redemptions by VIH’s Shareholders.

Representations and Warranties

The parties to the Business Combination Agreement have made representations and warranties that are customary for transactions of this nature. The representations and warranties contained in the Business Combination Agreement will not survive the Closing.

Covenants

The Business Combination Agreement contains covenants that are customary for transactions of this nature, including, among others, covenants providing for (a) subject to certain exceptions, the parties to carry on their respective businesses in the ordinary course consistent with past practice through the Closing, (b) the parties to the Business Combination Agreement (x) being prohibited from soliciting or negotiating with third parties regarding alternative transactions and agreeing to certain related restrictions and (y) ceasing discussions regarding alternative transactions, (c) VIH and the Target Company to prepare and Holdco to file with the Securities and Exchange Commission (the “SEC”) a registration statement on Form F-4 (the “Registration Statement”) for the purpose of registering under the Securities Act of 1933, as amended (the “Securities Act”) the Holdco Class A Ordinary Shares to be issued to the VIH shareholders in connection with the VIH Merger (which Registration Statement will contain a proxy statement for the purpose of, among other things, soliciting proxies from the VIH Shareholders to vote in favor of adoption and approval of the Business Combination Agreement, the Transactions and certain other matters at a special meeting called therefor (the “VIH Shareholder Matters”), (d) the protection of, and access to, confidential information of the parties and (e) the parties to cooperate in obtaining necessary approvals from governmental agencies. Each of VIH and the Target Company has agreed to use its reasonable best efforts, and shall cooperate fully with the other parties to take, or cause to be taken, all actions and to do, or cause to be done, all things reasonably necessary, proper or advisable under applicable laws and regulations to consummate the Transactions. The covenants contained in the Business Combination Agreement generally will not survive the Closing, except for covenants that expressly require performance following the Closing.

Conditions to Closing

The consummation of the Transactions is subject to customary closing conditions for business combinations involving special purpose acquisition companies, including the following conditions to each party’s obligations, among others: (a) approval by the VIH Shareholders of the Proposals submitted to the vote of the VIH Shareholders at the VIH Extraordinary General Meeting (the “VIH Shareholder Approval”), (b) no order of a governmental authority which has the effect preventing or prohibiting the Transactions, (c) the registration statement on Form F-4 of Holdco with respect to registration of the Holdco Ordinary Shares to be issued in connection with the Transactions shall have become effective in accordance with the provisions of the Securities Act, (d) the approval of the listing of the Holdco ADSs to be issued in connection with the VIH Merger on the Nasdaq Stock Market, LLC and the effectiveness of the Registration Statement, and (e) VIH shall not redeem VIH Class A Ordinary Shares in an amount that would cause VIH’s net tangible assets to be less than $5,000,001 (as determined in accordance with Rule 3a51-1(g)(1) of the Exchange Act (as defined below)).

The obligations of the Target Company, Holdco and Merger Sub to consummate the Transactions are subject to the following conditions: (i) the accuracy of certain representations and warranties of VIH subject to certain materiality qualifiers, and the performance by VIH of its agreements and covenants in the Business Combination Agreement in all material respects, (ii) no material adverse effect on VIH, and (iii) the transactions contemplated by the PIPE Financing (as defined below) shall have been consummated and the gross cash proceeds from the PIPE Financing shall be equal to or greater than $120,000,000, (iv) VIH having at least $300,000,000 in available cash (including the amounts received by Holdco as a result of the PIPE Financing) (x) in the trust account that holds the proceeds of VIH’s initial public offering (the “Trust Account”), after taking into account payments required to satisfy redemptions of VIH Class A Ordinary Shares by VIH Shareholders (if any), (y) outside of the Trust Account, and (z) from the proceeds in connection with the PIPE Financing (calculated collectively and in each case, prior to the payment or reimbursement of any transaction costs of VIH or the Target Company or any amounts used to repay indebtedness of VIH or the Target Company).

The obligations of VIH to consummate the transactions contemplated by the Business Combination Agreement are subject to the following conditions, among others: (i) the accuracy of certain representations and warranties of the Target Company, the Shareholders, Holdco and Merger Sub subject to certain materiality qualifiers, the performance by the Target Company the Shareholders, Holdco and Merger Sub of their respective agreements and covenants in the Business Combination Agreement in all material respects, (ii) no material adverse effect on the Target Company and (iii) the effectiveness of the A&R Holdco Articles.

Termination

The Business Combination Agreement may be terminated under certain customary and limited circumstances prior to the Closing, including (a) by mutual written consent of VIH and the Target Company, (b) by either VIH or the Target Company, if the Closing has not occurred on or prior to May 2, 2022, provided that if upon such date the Target Company and VIH are working in good faith towards the consummation of the Closing, and both parties have reasonably determined that the Closing is likely to occur by August 2, 2022, such date shall be automatically extended to August 2, 2022 (the “Outside Date”), (c) by either VIH or the Target Company if a governmental entity has issued a final and non-appealable order or has taken any other action, in any case having the effect of permanently restraining, enjoining or otherwise prohibiting the Transactions, (d) by either VIH or the Target Company upon a breach of any representations, warranties, covenants or other agreements set forth in the Business Combination Agreement by the other party if such breach gives rise to a failure of a closing condition and cannot or has not been cured within the earlier of (x) 30 days after the delivery of written notice by the non-breaching party and (y) the Outside Date, (e) by either VIH or the Target Company if VIH Shareholder Approval is not obtained, or (f) by the Target Company if the Board of VIH has made a change in recommendation regarding the Transactions to the VIH Shareholders.

A copy of the Business Combination Agreement is attached hereto as Exhibit 2.1, and is incorporated herein by reference, and the foregoing description of the Business Combination Agreement and the transactions contemplated thereby is qualified in its entirety by reference thereto.

Certain Related Agreements

Subscription Agreements

Concurrently with entering into the Business Combination Agreement, Holdco has entered into subscription agreements with certain investors (the “PIPE Investors”) (the “Subscription Agreements”), pursuant to which such investors would subscribe for Holdco Class A Ordinary Shares (in the form of Holdco Class A ADSs) in a private placement for $10.00 per share substantially concurrently at the Closing for an aggregate purchase price of $120 million (“PIPE Financing”). The proceeds from the Private Placement will be used for general working capital purposes following the Closing.

Each Subscription Agreement will terminate upon the earlier to occur of (a) the termination of the Business Combination Agreement in accordance with its terms, (b) the mutual written agreement of the parties to such Subscription Agreement, (c) if specified conditions to closing of the Subscription Agreement are not satisfied or waived prior to Closing, and (d) August 2, 2022, if the Closing has not occurred by such date. As of the date thereof, the Holdco Class A Ordinary Shares to be issued in connection with the Subscription Agreements have not been registered under the Securities Act. Holdco will, within 30 calendar days after the consummation of the Transactions, file with the SEC a registration statement registering the resale of such Holdco Class A Ordinary Shares and will use its commercially reasonable efforts to have such registration statement declared effective no later than the earlier of (i) the 60th calendar day following the date of Closing (or the 90th calendar day after the date of Closing if the such registration statement is reviewed by, and Holdco receives comments from, the SEC) and (ii) the 10th business day after the date Holdco is notified in writing by the SEC that the registration statement will not be “reviewed” or will not be subject to further review. A copy of the Subscription Agreement, in substantially the same form as entered into with such PIPE Investors, is attached hereto as Exhibit 10.1, and is incorporated herein by reference, and the foregoing description of the PIPE Financing is qualified in its entirety by reference thereto.

Founder Holder Agreement

Concurrently with the execution of the Business Combination Agreement, VIH, the Target Company, VPC Impact Acquisition Holdings Sponsor II, LLC, VIH’s sponsor (“Sponsor”), VIH’s independent directors (the “VIH Independent Directors” and together with Sponsor, the “Founder Holders”) and the other directors and officers of VIH (together with the Founder Holders, the “Insiders”), entered into a letter agreement (the “Founder Holder Agreement”), pursuant to which, among other things, the Founder Holders agreed to: (a) waive certain anti-dilution rights set forth in Article 17.3 of the Current VIH Articles; (b) subject to potential forfeiture, on a pro rata basis, 1,918,385 shares of Holdco Class A Ordinary Shares (in the form of Holdco Class A ADSs) (the “Founder Holder Earnout Shares”) in accordance with the terms of the Business Combination Agreement, such that 100% of the Founder Holder Earnout Shares will be forfeited in the event that the Holdco Class A Ordinary Shares do not achieve a trading price of at least $12.50 per share, and 50% of Sponsor Earnout Shares will be forfeited in the event that the Holdco Class A Ordinary Shares does not achieve a trading price of at least $15.00 per share (in each case, as such trading prices may be adjusted for any dividend, subdivision, stock split or similar event, and as determined by reference to the volume-weighted average price achieved for at least 10 trading days within any 20 consecutive trading days) prior to the fifth (5th) anniversary of the Closing (and provided that, in connection with any change of control of Holdco prior to such fifth (5th) anniversary, such Founder Holder Earnout Shares shall become no longer subject to forfeiture based upon the value received by holders of Holdco Class A Ordinary Shares being at least equal to the applicable trading price target in connection with such change of control); (d) vote their VIH interests in favor of the Transactions, including agreeing to vote in favor of the adoption of the Business Combination Agreement at the Special Meeting (as defined below); and (e) not to transfer any VIH Class A Ordinary Shares until the Closing, other than to an affiliate. The Founder Holder Agreement is attached as Exhibit 10.2 hereto and is incorporated herein by reference, and the foregoing description of the Founder Holder Agreement and the transactions contemplated thereby is qualified in its entirety by reference thereto.

Investor Rights Agreement

At the Closing, Holdco, the Founder Holders, the Target Company Shareholders and Akshay Garg in his capacity as “Shareholders Representative” and Akshay Garg in his capacity as “Shareholders Representative”, in each case (other than Akshay Garg in his capacity as Shareholders Representative) who will receive Holdco Class A Ordinary Shares or Holdco Class V Ordinary Shares (in the form of Holdco Class A Ads or Holdco Class V ADSs, respectively) pursuant to the Business Combination Agreement and the transactions contemplated thereby, will enter into an investor rights agreement (the “Investor Rights Agreement”) in respect of the Holdco Ordinary Shares held by the Founder Holders and such Target Company Shareholders, which shall include noteholders of the Naver and Square Peg Convertible Note (if entered into following the date of the Business Combination Agreement) in the Target Company, following the Closing. Pursuant to such agreement, among other things, such holders and their permitted transferees will be entitled to certain customary registration rights, including, among other things, demand, shelf and piggy-back rights, subject to cut-back provisions. Pursuant to the Investor Rights Agreement, the Founder Holders and such Target Company Shareholders will agree not to sell, transfer, pledge or otherwise dispose of shares of Holdco Class A Ordinary Shares, Holdco Class V Ordinary Shares or other securities exercisable therefor (as applicable), other than in connection with certain permitted transfers specified in the Investor Rights Agreement, for (i) in respect of the Target Company Shareholders, six (6) months following the Closing or (ii) in respect of the Founder Holders, the earlier of (x) twenty-four (24) months following the Closing, and (y) the date the Holdco Class A Ordinary Shares achieves a trading price of at least $12.00 (as such trading price may be adjusted for any dividend, subdivision, stock split or similar event, and as determined by reference to the volume-weighted average price achieved for at least 20 trading days within any 30 consecutive trading days) for any thirty (30)-trading day period commencing on or after on or after the 330-day anniversary of the Closing.

Holdco Memorandum and Articles of Association

As discussed above, pursuant to the Business Combination Agreement, as a condition to Closing Holdco will amend and restate the amended and restated memorandum and articles of association of Holdco (the “Current Holdco Articles”) by filing the A&R Holdco Articles with the Registrar of Companies in the Cayman Islands to, among other things, (a) establish a dual-class of ordinary share of Holdco structure consisting of Holdco Class A Ordinary Shares and Holdco Class V Ordinary Shares, and (b) provide that each Holdco Class A Ordinary Share will be entitled to one (1) vote per share and each Holdco Class V Ordinary Share will be entitled to ten (10) votes per share. Pursuant to the A&R Holdco Articles, the Holdco Class V Ordinary Shares will be automatically exchanged for an equal number of Holdco Class A Ordinary Shares upon the earliest to occur of (i) at the option of the holder, (ii) upon a transfer to an unaffiliated third party, (iii) upon the conversion of any Class V Ordinary Share by Holdco in any manner available under applicable law, including redeeming or repurchasing the relevant Class V Shares and applying the proceeds thereof towards payment for the new Holdco Class A Ordinary Shares, (iv) upon a Founder’s death or incapacity or (v) the date that the number of shares of Holdco, including any shares of Holdco underlying any securities (including restricted stock units, options, or other convertible instruments) convertible into or exchangeable or exercisable into shares of Holdco, held by a Founder and certain permitted transferees is less than 50% of the number of shares of Class V Ordinary Shares held by such Founder and such permitted transferees at the Closing (whichever is earlier with respect to such Holdco Class V Ordinary Shares). The Holdco Class V Ordinary Shares will provide the Founders with approximately 70.5% of the voting power of the Holdco Ordinary Shares outstanding immediately following the Closing, assuming no redemptions by VIH’s Shareholders.

The foregoing descriptions of the Business Combination Agreement, the Subscription Agreements, the Founder Holder Agreement, the Investor Rights Agreement, and the A&R Holdco Articles (collectively, the “Transaction Agreements”), and the transactions contemplated thereby, including the VIH Merger, do not purport to be complete and are subject to and qualified in their entirety by reference to the Transaction Agreements, copies of which are filed with this Current Report on Form 8-K, and the terms of which are incorporated by reference herein. The Transaction Agreements and the documents related thereto contain representations, warranties and covenants that the respective parties made to each other as of the date of such agreements or other specific dates. The assertions embodied in those representations, warranties and covenants were made for purposes of the contract among the respective parties to the Transaction Agreements and are subject to important qualifications and limitations agreed to by the contracting parties in connection with negotiating the Transaction Agreements. The Transaction Agreements have been attached to provide investors with information regarding their terms. They are not intended to provide any other factual information about VIH or any other party to the applicable Transaction Agreement. In particular, the representations, warranties, covenants and agreements contained in the Business Combination Agreement and the documents related thereto, which were made only for purposes of the such Business Combination Agreement or document related thereto and as of specific dates, were solely for the benefit of the respective parties to thereto, may be subject to limitations agreed upon by the contracting parties (including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the respective parties to the Business Combination Agreement instead of establishing these matters as facts) and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to VIH’s investors and security holders. Except as expressly stated therein, VIH’s and the Target Company’s investors and security holders are not third-party beneficiaries under the Transaction Agreements and should not rely on the representations, warranties, covenants and agreements, or any descriptions thereof, as characterizations of the actual state of facts or condition of any party to the Transaction Agreements. Moreover, information concerning the subject matter of the representations and warranties may change after the date of the Business Combination Agreement, which subsequent information may or may not be fully reflected in VIH’s public disclosures.

Item 3.02 Unregistered Sales of Equity Securities.

The disclosure set forth above in Item 1.01 of this Current Report on Form 8-K (this “Current Report”) with respect to the issuance of VIH Ordinary Shares pursuant to the Subscription Agreements is incorporated by reference into this Item 3.02. The shares of Holdco Class A Ordinary Shares to be issued in connection with the Private Placement in connection with the Closing will not be registered under the Securities Act, and will be issued in reliance on the exemption from registration requirements thereof provided by Section 4(a)(2) of the Securities Act and/or Regulation D promulgated thereunder.

Item 7.01 Regulation FD Disclosure.

On August 2, 2021, VIH and the Target Company issued a joint press release announcing the execution of the Business Combination Agreement. The press release is attached hereto as Exhibit 99.1 and incorporated by reference herein. Notwithstanding the foregoing. information contained on the websites of VIH, the Target Company or any of their affiliates referenced in Exhibit 99.1 or linked therein or otherwise connected thereto does not constitute part of nor is it incorporated by reference into this Current Report.

Attached as Exhibit 99.2 and incorporated by reference herein is the investor presentation dated August 2021 that will be used by VIH in meetings with certain of its shareholders as well as other persons with respect to the transactions contemplated by the Business Combination Agreement.

A conference call by management of VIH and the Target Company (the “Conference Call”) can be accessed via the following link: https://event.on24.com/wcc/r/3340632/D0DC8D65B9B831777DDD8040D056A57D. A copy of the script for the Conference Call is attached hereto as Exhibit 99.3 and incorporated herein by reference.

The information in this Item 7.01, including Exhibit 99.1, Exhibit 99.2 and Exhibit 99.3, is furnished and shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to liabilities under that section, and shall not be deemed to be incorporated by reference into the filings of VIH under the Securities Act or the Exchange Act, regardless of any general incorporation language in such filings. This Current Report will not be deemed an admission as to the materiality of any of the information in this Item 7.01, including Exhibit 99.1, Exhibit 99.2 and Exhibit 99.3.

Forward-Looking Statements

This document includes “forward-looking statements” within the meaning of the federal securities laws with respect to the proposed transaction between FinAccel Pte. Ltd. (“FinAccel”), AG1 Holdings, Ltd. (“Kredivo”) and VPC Impact Acquisition Holdings II (“VIH”), and also contains certain financial forecasts and projections. All statements other than statements of historical fact contained in this document, including, but not limited to, statements as to future results of operations and financial position, planned products and services, business strategy and plans, objectives of management for future operations of FinAccel, market size and growth opportunities, competitive position, technological and market trends and the potential benefits and expectations related to the terms and timing of the proposed transactions, are forward-looking statements. Some of these forward-looking statements can be identified by the use of forward-looking words, including “anticipate,” “expect,” “suggests,” “plan,” “believe,” “intend,” “estimates,” “targets,” “projects,” “should,” “could,” “would,” “may,” “will,” “forecast” or other similar expressions. All forward-looking statements are based upon estimates and forecasts and reflect the views, assumptions, expectations, and opinions of VIH and FinAccel, which are all subject change due to various factors including, without limitation, changes in general economic conditions as a result of COVID-19. Any such estimates, assumptions, expectations, forecasts, views or opinions, whether or not identified in this document, should be regarded as indicative, preliminary and for illustrative purposes only and should not be relied upon as being necessarily indicative of future results.

The forward-looking statements and financial forecasts and projections contained in this document are subject to a number of factors, risks and uncertainties. Potential risks and uncertainties that could cause the actual results to differ materially from those expressed or implied by forward-looking statements include, but are not limited to, changes in domestic and foreign business, market, financial, political and legal conditions; the timing and structure of the business combination; changes to the proposed structure of the business combination that may be required or appropriate as a result of applicable laws or regulations; the inability of the parties to successfully or timely consummate the business combination, the PIPE investment and other transactions in connection therewith, including as a result of the COVID-19 pandemic or the risk that any regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the business combination or that the approval of the shareholders of VIH or FinAccel is not obtained; the risk that the business combination disrupts current plans and operations of VIH or FinAccel as a result of the announcement and consummation of the business combination; the ability of FinAccel to grow and manage growth profitably and retain its key employees including its chief executive officer and executive team; the inability to obtain or maintain the listing of the post-acquisition company’s securities on Nasdaq following the business combination; failure to realize the anticipated benefits of business combination; risk relating to the uncertainty of the projected financial information with respect to FinAccel; the amount of redemption requests made by VIH’s shareholders and the amount of funds available in the VIH trust account; the overall level of demand for FinAccel’s services; general economic conditions and other factors affecting FinAccel’s business; FinAccel’s ability to implement its business strategy; FinAccel’s ability to manage expenses; changes in applicable laws and governmental regulation and the impact of such changes on FinAccel’s business, FinAccel’s exposure to litigation claims and other loss contingencies; the risks associated with negative press or reputational harm; disruptions and other impacts to FinAccel’s business, as a result of the COVID-19 pandemic and government actions and restrictive measures implemented in response; FinAccel’s ability to protect patents, trademarks and other intellectual property rights; any breaches of, or interruptions in, FinAccel’s technology infrastructure; changes in tax laws and liabilities; and changes in legal, regulatory, political and economic risks and the impact of such changes on FinAccel’s business. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of Kredivo’s registration statement on Form F-4, the proxy statement/consent solicitation statement/prospectus discussed below, VIH’s Quarterly Report on Form 10-Q and other documents filed by Kredivo or VIH from time to time with the U.S. Securities and Exchange Commission (the “SEC”). These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. In addition, there may be additional risks that neither VIH nor FinAccel presently know, or that VIH or FinAccel currently believe are immaterial, that could also cause actual results to differ from those contained in the forward-looking statements. Forward-looking statements reflect VIH’s and FinAccel’s expectations, plans, projections or forecasts of future events and view. If any of the risks materialize or VIH’s or FinAccel’s assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements.

Forward-looking statements speak only as of the date they are made. VIH and FinAccel anticipate that subsequent events and developments may cause their assessments to change. However, while Kredivo, VIH and FinAccel may elect to update these forward-looking statements at some point in the future, Kredivo, VIH and FinAccel specifically disclaim any obligation to do so, except as required by law. The inclusion of any statement in this document does not constitute an admission by FinAccel nor VIH or any other person that the events or circumstances described in such statement are material. These forward-looking statements should not be relied upon as representing VIH’s or FinAccel’s assessments as of any date subsequent to the date of this document. Accordingly, undue reliance should not be placed upon the forward-looking statements. In addition, the analyses of FinAccel and VIH contained herein are not, and do not purport to be, appraisals of the securities, assets or business of the FinAccel, VIH or any other entity.

Non-IFRS Financial Measures

This document may also include references to non-IFRS financial measures. Such non-IFRS measures should be considered only as supplemental to, and not as superior to, financial measures prepared in accordance with IFRS, and such non-IFRS measures may be different from non-IFRS financial measures used by other companies.

Important Information About the Proposed Transactions and Where to Find It

This document relates to a proposed transaction between FinAccel and VIH. This document does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. The proposed transactions will be submitted to shareholders of VIH for their consideration.

Kredivo intends to file a registration statement on Form F-4 (the “Registration Statement”) with the SEC which will include preliminary and definitive proxy statements to be distributed to VIH’s shareholders in connection with VIH’s solicitation for proxies for the vote by VIH’s shareholders in connection with the proposed transactions and other matters as described in the Registration Statement, as well as the prospectus relating to the offer of the securities to be issued to FinAccel’s shareholders in connection with the completion of the proposed business combination. VIH and Kredivo also will file other documents regarding the proposed transaction with the SEC.

After the Registration Statement has been filed and declared effective, VIH will mail a definitive proxy statement and other relevant documents to its shareholders as of the record date established for voting on the proposed transactions. This communication is not a substitute for the Registration Statement, the definitive proxy statement/prospectus or any other document that VIH will send to its shareholders in connection with the business combination. VIH’s shareholders and other interested persons are advised to read, once available, the preliminary proxy statement/prospectus and any amendments thereto and, once available, the definitive proxy statement/prospectus, in connection with VIH’s solicitation of proxies for its special meeting of shareholders to be held to approve, among other things, the proposed transactions, because these documents will contain important information about VIH, Kredivo, FinAccel and the proposed transactions. Shareholders and investors may also obtain a copy of the preliminary or definitive proxy statement, once available, as well as other documents filed with the SEC regarding the proposed transactions and other documents filed with the SEC by VIH, without charge, at the SEC’s website located at www.sec.gov or by directing a request to VIH. The information contained on, or that may be accessed through, the websites referenced in this document is not incorporated by reference into, and is not a part of, this document.

INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Participants in the Solicitation

VIH, Kredivo and FinAccel and certain of their respective directors, executive officers and other members of management and employees may, under SEC rules, be deemed to be participants in the solicitations of proxies from VIH’s shareholders in connection with the proposed transactions. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of VIH’s shareholders in connection with the proposed transactions will be set forth in Kredivo’s proxy statement/prospectus when it is filed with the SEC. You can find more information about VIH’s directors and executive officers in VIH’s final prospectus filed with the SEC on March 8, 2021. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests will be included in the proxy statement/prospectus when it becomes available. Shareholders, potential investors and other interested persons should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from the sources indicated above.

No Offer or Solicitation

This document is for informational purposes only and shall not constitute an offer to sell or the solicitation of an offer to buy any securities pursuant to the proposed transactions or otherwise, nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits

The exhibits listed in the following Exhibit Index are filed as part of this Current Report.

Exhibit No.	Description

2.1*	Business Combination Agreement, dated as of August 2, 2021, by and among VPC Impact Acquisition Holdings II, AG1 Holdings, Ltd., AG2 Holdings, Ltd., FinAccel Pte. Ltd., the Target Company Shareholders, and the Shareholders Representative.

10.1	Form of Subscription Agreement.

10.2	Founder Holder Agreement, dated as of August 2, 2021, by and among VPC Impact Acquisition Holdings II, its executive officers, its directors, and VPC Impact Acquisition Holdings Sponsor II, LLC.

99.1	Joint Press Release, dated as of August 2, 2021.

99.2	Investor Presentation.

99.3	Script for July 30, 2021 Conference Call

*

The schedules and similar attachments to this Exhibit have been omitted in accordance with Item 601(a)(5) Regulation S-K. VIH agrees to furnish supplementally a copy of any omitted schedule or exhibit to the SEC upon its request.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VPC Impact Acquisition Holdings II

By:	/s/Gordon Watson
Name: Gordon Watson
Title: Co-Chief Executive Officer

August 2, 2021